Exhibit 99.322

 Nextech AR Solutions EdTechX Now an Approved Microsoft Co-sell Partner

Collaborative engagement enables joint selling opportunities between Microsoft and Nextech

VANCOUVER, B.C., Canada – June 8, 2021 – Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a diversified leading provider of augmented reality (AR) experience technologies and services, is pleased to announce today that EdTechX – serving our higher education customers and built on Microsoft Azure – has achieved Co-sell Ready status, allowing the Company to work with Microsoft sales teams to actively fulfill customer needs across a global marketplace.

“This exciting milestone gives our EdTechX solution significant scaling opportunities as we gain access to Microsoft’s enterprise sales teams and global education customers,” said Evan Gappelberg, CEO of Nextech. “The highly coveted ‘Co-sell ready’ status will enable us to collaborate with Microsoft on promoting EdTechX as a leading suite of enhanced augmented reality education solutions powered by Azure technology. Augmented reality and education are a perfect marriage. This powerful combination is destined to play a meaningful role in learning environments around the world at a time when AR solutions continue to gain traction in a multitude of industries. We believe our recent steps with Microsoft is just the beginning.”

EdTechX is on Azure marketplace and discoverable to millions of customers across 141 geographies and provides access to Microsoft’s existing procurement relationships.

EdTechX enables educational institutions to transform traditional learning and event formats into valuable, immersive digital experiences that higher education students are seeking. EdTechX combines digital branded spaces with enterprise scale video streaming, augmented reality holograms and real-time data analytics. Education institutes such as Ryerson University, Carnegie Mellon University and Black Student Fund have successfully implemented EdTechX in their daily operating businesses.

For further information, please contact:

Paul Moon, Vice President, Investor Relations

investor.relations@Nextechar.com

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be,” “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.